

August 6, 2014

<u>Via E-mail</u>
Mr. Jay Biskupski
Chief Financial Officer
Peregrine Semiconductor Corporation
9380 Carroll Park Drive
San Diego, California  92121

> **Re:    Peregrine Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended December 28, 2013**
> **Filed February 19, 2014**
> **File No. 001-35623**

Dear Mr. Biskupski:

We have reviewed your filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 28, 2013</u>

<u>Item 9A. Controls and Procedures, page 48</u>

1.  We note your disclosure that you did not "include a report of management's assessment of internal controls over financial reporting…due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies…".   We further note that you filed a Form 10-K for the fiscal year ended December 29, 2012.  Instructions to Item 308 of Form S-K states that "a registrant need not comply with paragraphs (a) and (b) of this Item until it either had been required to file an annual report pursuant to section 13(a) or 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d)) for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year." Considering that you were required to file a Form 10-K with the SEC for the prior fiscal year, please revise to include your report of management's assessment of the effectiveness of your internal controls over

financial reporting as of December 29, 2013.  Refer to Item 308(a) and Instructions to Item 308 of Regulation S-K.

<u>Exhibits 31.1 and 31.2</u>

2. We note here and within your March 29, 2014 and June 28, 2014 Forms 10-Q that the certifications filed as Exhibits 31.1 and 31.2 do not include the language of paragraph 4(b) required by Item 601(b)(31) of Regulation S-K.  Please amend your filings to include corrected certifications that provide all of the required statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments.  In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief